Exhibit (a)(9) Text of Press Release  issued by Steelton  Bancorp,  Inc.,  dated
               August 17, 2001.



                                  PRESS RELEASE


Steelton Bancorp, Inc.             Contact:       James S. Nelson
Mechanics Savings Bank                            Executive Vice President
51 South Front Street                             Steelton Bancorp, Inc.
Steelton, PA  17113                               (717) 939-1966

                                                  For Immediate Release
                                                  August 17, 2001


                    STEELTON BANCORP, INC. ANNOUNCES RESULTS
                            OF MODIFIED DUTCH AUCTION


STEELTON, PENNSYLVANIA, August 17, 2001 -- Steelton Bancorp, Inc. ("Steelton") (OTC Electronic Bulletin Board: SELO) President and Chief Executive Officer, Harold E. Stremmel, announced today that Steelton's Modified Dutch Auction Issuer Tender Offer that commenced on July 19, 2001 expired at 5:00 p.m., Eastern time, on Thursday, August 16, 2001. Shareholders tendered 74,473 shares (including shares tendered pursuant to guarantees of delivery) or 20.6% of the common shares outstanding. The purchase price will be $16.25 per share, and Steelton will repurchase all of the shares tendered.

Steelton Bancorp, Inc. is the holding company of Mechanics Savings Bank, a federally chartered savings bank headquartered in Steelton, Pennsylvania. The Bank's deposits are federally insured by the Federal Deposit Insurance Corporation ("FDIC"). At June 30, 2001, Steelton Bancorp, Inc. had total assets and stockholders' equity of $62.0 million and $6.7 million, respectively.



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